United States Securities & Exchange Comm.
12g3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.

MESSINA MINERALS INC.
#2300 – 1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

2008 FEB 19

SUPPL

NOTICE OF 2008 ANNUAL GENERAL MEETING

TAKE NOTICE that the 2008 Annual General Meeting of the shareholders of **MESSINA MINERALS INC.** (hereinafter called the "Company") will be held at the Board Room, 23rd Floor, 1066 West Hastings Street, Vancouver, British Columbia on:

Tuesday, February 26, 2008

at the hour of 2:00 o'clock in the afternoon for the following purposes:

1. To receive the Audited Financial Statements of the Company for the fiscal period ending September 30, 2007 and the report of the auditor thereon;
2. To appoint an auditor for the ensuing year;
3. To set the number of directors and to elect directors;
4. To approve the Company's Stock Option Plan as more particularly set out in the Information Circular accompanying this Notice;
5. To transact any other business that may properly come before the Meeting and any adjournment thereof.

An Information Circular and a form of Proxy accompany this Notice. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Registered shareholders are entitled to vote at the Meeting in person or by proxy. Registered shareholders who are unable to attend the Meeting, or any adjournment thereof, in person, are requested to read, complete, sign and return the form of Proxy accompanying this Notice in accordance with the instructions set out in the form of Proxy and in the Information Circular accompanying this Notice. Unregistered shareholders who received the form of Proxy accompanying this Notice through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

PROCESSED
FEB 2 2 2008
THOMSON
FINANCIAL

DATED at Vancouver, British Columbia this 8th day of January, 2008.

BY ORDER OF THE BOARD OF DIRECTORS
OF MESSINA MINERALS INC.

"Peter Tallman"

President

08000795

2/21

MESSINA MINERALS INC.
#2300 – 1066 West Hastings Street
Vancouver, British Columbia
V6E 3X2
Telephone: (604) 688-1508
Facsimile: (604) 601-8253

INFORMATION CIRCULAR
AS AT AND DATED JANUARY 8, 2008
(unless otherwise noted)

This Information Circular accompanies the Notice of the Annual General Meeting of shareholders of Messina Minerals Inc. (the "Company") scheduled to be held on February 26, 2008 (the "Meeting"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR IS BEING SOLICITED BY MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone, electronic means, or other personal contact to be made without special compensation by directors, officers and employees of the Company. The Company may reimburse shareholders' nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specially engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Those shareholders so desiring may be represented by proxy at the Meeting. The persons named in the form of proxy accompanying this Information Circular are directors and/or officers of the Company ("Management Appointees"). **A shareholder has the right to appoint a person or company (who need not be a shareholder) to attend and act on the shareholder's behalf at the Meeting other than the Management Appointees.** To exercise this right, the shareholder must either insert the name of the desired person in the blank space provided in the form of proxy accompanying this Information Circular and strike out the names of the Management Appointees or submit another proper form of proxy.

NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Company ("registered shareholders") or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are not registered shareholders because the shares they own are not registered in their names. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares including, among others,

banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with securities regulatory policy, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy accompanying this Information Circular (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries.

Intermediaries are required to forward the Meeting Materials to, and to seek voting instructions from, Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries will often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete this form of proxy and **submit it to the Company, c/o Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, fax number: (416) 263-9261**; or

(b) more typically, be given a voting instruction or proxy authorization form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for this proxy form to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the proxy form, properly complete and sign the proxy form and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. **A Non-Registered Holder cannot use a proxy authorization form to vote shares directly at the Meeting.**

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.

The Meeting Materials are being sent to both registered and non-registered owners of shares. If you are a Non-Registered Holder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding shares on your behalf. By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding shares on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Non-Registered Holders cannot be recognized at the Meeting for purposes of voting their shares in person or by way of depositing a form of proxy. If you are a Non-Registered Holder and wish to vote in person at the Meeting, please see the voting instructions you received or contact your Intermediary well in advance of the Meeting to determine how you can do so.

Non-Registered Holders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their shares voted at the Meeting.

DEPOSIT AND VOTING OF PROXIES

To be effective, the instrument of proxy must be dated and signed and, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, deposited either at the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or at the Head Office of the Company at #2300 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

THE SHARES REPRESENTED BY A PROPERLY EXECUTED AND DEPOSITED PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON EACH MATTER REFERRED TO IN THE NOTICE OF MEETING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN (PROVIDED SUCH INSTRUCTIONS ARE CERTAIN) ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON AT THE MEETING, THE SHARES SHALL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY. **WHERE NO CHOICE IS SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON OTHER THAN THE APPOINTMENT OF AN AUDITOR OR THE ELECTION OF DIRECTORS AND ONE OF THE MANAGEMENT APPOINTEES IS NAMED IN THE FORM OF PROXY TO ACT AS THE SHAREHOLDER'S PROXYHOLDER, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF ALL SUCH MATTERS ON ANY BALLOT THAT MAY BE CALLED FOR.** THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR GIVES THE PERSON OR COMPANY NAMED AS PROXYHOLDER DISCRETIONARY AUTHORITY REGARDING AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. IN THE EVENT THAT AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPERLY BROUGHT BEFORE THE MEETING OR ANY OTHER BUSINESS IS PROPERLY BROUGHT BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT APPOINTEES TO VOTE IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTERS OR BUSINESS ON ANY BALLOT THAT MAY BE CALLED FOR. AT THE TIME OF PRINTING THIS INFORMATION CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS WHICH MAY BE BROUGHT BEFORE THE MEETING.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the registered shareholder or his attorney authorized in writing, or if the registered shareholder is a corporation, by a duly authorized officer or attorney

thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

Only registered shareholders have the right to revoke a proxy. A Non-Registered Holder may revoke a proxy authorization form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of proxy authorization form or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least 7 days prior to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value, each share carrying the right to one vote. There are 41,342,410 common shares issued and outstanding at January 8, 2008. The directors have determined that all shareholders of record as of the 4th day of January, 2008 will be entitled to receive notice of and to vote at the Meeting.

At a General Meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote shall have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one vote for each share of which such shareholder is the registered holder. Shares represented by proxy will only be voted if a ballot is called for. A ballot may be requested by a registered shareholder or proxyholder present at the Meeting or required because the number of votes attached to shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. **In the absence of instructions to the contrary, the persons named in the enclosed Instrument of Proxy intend to vote the shares represented by proxy on a poll in favour of the nominees herein listed.**

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS ON ANY BALLOT THAT MAY BE CALLED FOR.

Management proposes that the number of directors for the Company be determined at seven (7) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company, and to nominate each of the following persons for election as a director. Information concerning these persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Present Office Held	Director Since	Number Of Shares Beneficially Owned, Directly Or Indirectly, Or Over Which Control Or Direction Is Exercised At January 8, 2008	Principal Occupation And If Not At Present An Elected Director, Occupation During The Past Five (5) Years
Peter Tallman North Vancouver, BC *President, Chief Executive Officer*	May 30, 2003	3,162,500(1) 105,000(2)	Geologist; President of the Company;
John Pallot New Westminster, BC	March 31, 1993	265,500(1)	Director and Officer of several reporting companies;
Steven Brunelle* Etobicoke, Ontario	December 29, 2000	2,158,177(1)	Geologist; Director and Officer of several reporting companies;
Gary McDonald* New Westminster, BC *Chief Financial Officer*	December 17, 2004	212,500(1) 50,000(2)	Chartered Accountant; Director and Officer of several reporting companies;
Peter Mordaunt* Tucson, Arizona, USA	February 17, 2005	Nil(1)	Geologist; Chairman, President and CEO of Stingray Resources Inc.;
David McCue Vancouver, BC	February 17, 2005	32,000(1)	Lawyer; Director and Officer of several reporting companies;
Gordon Ulrich St. Albert, Alberta	February 22, 2007	45,000(1)	Engineer and corporate Director; President of Glacier Developments Inc.

(1) Denotes shares held directly;
(2) Denotes shares held indirectly.
(*) Members of the Audit Committee;

No proposed director (including any personal holding company of a proposed director):

(a) is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i) was subject to a cease trade order (including a management cease trade order which applies to directors or executive officers), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30

consecutive days (an "Order"), that was issued while such person was acting in the capacity as director, chief executive officer or chief financial officer; or;

(ii) was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b) is, as at the date of this Information Circular, or has been within the preceding 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than John Pallot, who is President and CEO, and Gary McDonald, who is a Director and CFO, of Westward Explorations Ltd., which company filed, in October, 2006, a Notice of Intention to Make a Proposal pursuant to the provisions of the *Bankruptcy and Insolvency Act* (Canada), and which obtained, in March 2007, approval from the courts of an amended proposal whereby claims of General Creditors will be discharged;

(c) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d) has been subject to:

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000 or before December 31, 2000 the disclosure of which would likely be important to a reasonable security holder in deciding whether to vote for a proposed director; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

EXECUTIVE COMPENSATION

"CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

"CFO" means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

"executive officer" means the chair, a vice-chair, the president, a vice-president in charge of a principal business unit, division or function of the Company and any other individual who performs a policy-making function in respect of the Company.

"Named Executive Officer" means:

(i) each CEO and CFO;

(ii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iii) any additional individuals who would have been included in (ii) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at September 30, 2007 in respect of the Named Executive Officers. At the end of the Company's most recently completed financial year, the Company had two Named Executive Officers, Peter Tallman, the Company's CEO and President, and Gary McDonald, the Company's CFO. There were no other executive officers of the Company, or other individuals that served as executive officers, whose total compensation exceeded $150,000 during the financial year ended September 30, 2007.

SUMMARY COMPENSATION TABLE

Named Executive Officers

Name and Principal Position	Year[(1)]	Annual Compensation			Long-Term Compensation			All Other Compen-sation[(5)]
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen sation[(2)] ($)	Securitie s under Options/ SARs[(3)] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP[(4)] Payouts ($)	
Peter Tallman	2007	145,800	Nil	Nil	575,000	Nil	Nil	Nil
President, CEO	2006	140,000	Nil	Nil	Nil	Nil	Nil	$38,133
	2005	Nil	Nil	Nil	575,000	Nil	Nil	$139,065
Gary McDonald CFO	2007	Nil	Nil	Nil	350,000	Nil	Nil	Nil
	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2005	Nil	Nil	Nil	100,000	Nil	Nil	Nil

Notes:
(1) Ended September 30.
(2) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the Named Executive Officers.
(3) Stock-appreciation rights.
(4) Long-term incentive plan.
(5) For further details, see "Interest of Informed Persons in the Material Transactions".

Stock Appreciation Rights ("SARs") Grants During The Most Recently Completed Financial Year

Stock Appreciation Rights ("SARs") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly on or in part in changes in the trading price of the Company's shares. No SARs were granted or exercised during the most recently completed financial year.

Long Term Incentive Plan ("LTIP") Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year. The Company did not make any awards pursuant to a LTIP to the Named Executive Officers during the most recently completed financial year.

Options

For a description of the Company's Stock Option Plan, see "Particulars of Matters to be Acted On".

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

No options, share purchase warrants or rights have been granted to the Named Executive Officers by the Company as compensation for employment services or office, and none are outstanding. During the most recently completed financial year of the Company, however, incentive stock options ("Options") were granted under the Company's Stock Option Plan to the Named Executive Officers, and to the Non-Named Executive Officer Directors, as follows:

Name	Securities, Under Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Named Executive Officers					
Peter Tallman (CEO)	150,000 425,000	4.13% 11.70%	$1.25 $1.51	$1.22 $1.49	Jan. 2, 2009 Feb. 12, 2012
Gary McDonald (CFO)	100,000 250,000	2.75% 6.88%	$1.25 $1.51	$1.22 $1.49	Jan. 2, 2009 Feb. 12, 2012
Non-Named Executive Officer Directors					
Peter Mordaunt	250,000	6.88%	$1.51	$1.49	Feb. 12, 2012
Gordon Ulrich	250,000	6.88%	$1.51	$1.49	Feb. 12, 2012
Steven Brunelle	250,000	6.88%	$1.51	$1.49	Feb. 12, 2012
David McCue	250,000	6.88%	$1.51	$1.49	Feb. 12, 2012
John Pallot	250,000	6.88%	$1.51	$1.49	Feb. 12, 2012

Aggregated Option Exercises

The following table sets forth details of all exercised Options during the most recently completed financial year by the Named Executive Officers, and by the Non-Named Executive Officer Directors, and the financial year end value of unexercised in-the-money Options on an aggregated basis.

AGGREGATE OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year End (#) Exercisable/ Unexercisable	Value Of Unexercised In-The-Money Options At Financial Year End ($) Exercisable/ Unexercisable
Named Executive Officers				
Peter Tallman (CEO)	Nil	Nil	575,000 / Nil	N/A
Gary McDonald (CFO)	75,000	$13,500	350,000 / Nil	N/A
Non-Named Executive Officer Directors				
Peter Mordaunt	Nil	Nil	250,000 / Nil	N/A
Steven Brunelle	Nil	Nil	250,000 / Nil	N/A
David J. McCue	25,000	$7,500	250,000 / Nil	N/A
John Pallot	Nil	Nil	250,000 / Nil	N/A
Gordon Ulrich	Nil	Nil	250,000/Nil	N/A

Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company has an Employment Contract with Peter Tallman, President and CEO, under which he is paid an annual salary of $140,000. The Company does not have Employment Contracts with any other Named Executive Officers, nor any compensatory plan, contract or arrangement where the Named Executive Officers are entitled to receive anything from the Company or its subsidiaries in the event of the resignation, retirement or any other termination of the Named Executive Officer's employment with the Company and its subsidiaries, a change in control of the Company or any of its subsidiaries or a change in the Named Executive Officer's responsibilities following a change in control, including periodic payments or installments in excess of $100,000.

Compensation of Directors

Other than as disclosed under the heading "Interest of Informed Persons in Material Transactions" and below, the directors of the Company have not been paid fees or other cash compensation in their capacity as directors during the most recently completed financial year. Except that Directors are compensated $1,000 for every meeting attended and $500 for each committee meeting attended, with aggregate compensation for the fiscal year of $31,500, the Company has no arrangements, standard or otherwise, pursuant to which its current directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, and except that directors may be reimbursed for actual expenses

reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has no equity compensation plans. The following table, however, sets out the number of the Company's shares to be issued and remaining available for future issuance under the Company's Incentive Stock Option Plan at the end of the Company's most recently completed financial year:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	3,607,100	$1.44	527,141
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,607,100	$1.44	527,141

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX Venture Exchange requires that each Tier 1 listed company disclose its policies established in accordance with National Instrument 58-201 – *Corporate Governance Guidelines* with respect to corporate governance in the same manner as issuers listed on the Toronto Stock Exchange. This disclosure must be made in accordance with National Instrument 58-101 – *Disclosure of Corporate Governance Practices.* The Company's approach to corporate governance matters is designed with a view to ensuring that the business and affairs of the

Company are effectively managed so as to protect and enhance shareholder value, and hereby disclosures its corporate governance practices.

1. Board of Directors – The Company's board of directors (the "Board") consists of seven directors, a majority of whom are "independent" based upon the tests for independence set forth in Multilateral Instrument 52-110 – *Audit Committees.* The Board facilitates its exercising of independent supervision over the Company's management through frequent meetings of the Board.

The following directors are "independent":

John Pallot
Steve Brunelle
Peter Mordaunt
David McCue
Gordon Ulrich

The following directors are not "independent" because they are members of management:

Peter Tallman
Gary McDonald

The mandate of the Board, as prescribed by the *Business Corporations Act* (British Columbia), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company's affairs directly and through its committees.

2. Directorships – The following directors are presently directors of the other reporting issuers set opposite their respective names:

Steve Brunelle	Stingray Copper Inc., Escape Gold Inc.
Gary McDonald	Windarra Minerals Ltd., Westward Explorations Ltd., Taranis Resources Inc.
Peter Mordaunt	Stingray Copper Inc., Escape Gold Inc.
John Pallot	Windarra Minerals Ltd., Westward Explorations Ltd., Red Mile Capital Corp.
Gordon Ulrich	Forest Gate Resources Inc., Farallon Resources Ltd., Blue Note Mining Inc.
Peter Tallman	Red Mile Capital Corp.

3. Participation of Directors in Board Meetings:

Name of Director	Number of Board Meetings Attended
Peter Tallman	4/4
John Pallot	4/4
Gordon Ulrich	3/3
Steven Brunelle	2/4
Peter Mordaunt	4/4
Gary McDonald	4/4
David McCue	2/4

The independent directors are entitled and encouraged to hold meetings at which non-independent directors and management are not in attendance. The Company's auditors, legal counsel and employees may be invited to attend. No meeting of the independent directors has been held since the beginning of the Company's most recently completed financial year.

The Board believes that it has strong, experienced independent directors who openly and candidly voice their opinions at meetings. The Board believes that this structure facilitates the functioning of the Board independently of the Company's management and has therefore not appointed an independent lead director. The independent directors are able to exercise their responsibilities for independent oversight of management through their majority control of the Board and through the committees established by the Board which include the Audit Committee and the Compensation Committee which are composed in the majority of independent directors.

4. Board Mandate

The Board has not adopted a written mandate, however it operates under the following guidelines:

> The Board of Directors of the Company explicitly acknowledges responsibility for the stewardship of the Company, including responsibility for (i) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer, ("CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization; (ii) adoption of a strategic planning process and approving on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business, (iii) identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks, (iv) succession planning, including appointing, training and monitoring senior management, (v) adopting a communication policy for the Company, (vi) the integrity of the Company's internal control and management information systems, and (vii) developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

5. Position Description

The Board of Directors has not adopted position descriptions for the Chairman of the Board or for the Chairman of each of the committees, nor has it adopted mandates for the Board and each of the committees.

The Board has not adopted a position description for the President/CEO. However, the President/CEO has a list of enumerated duties and responsibilities in his employment contract, as approved by the Compensation Committee and the Board.

6. Orientation and Continuing Education – Each new director brings a different skill set and professional background and, with this information, the Board is able to determine what orientation to the nature and operations of the Company's business will be necessary and relevant to each new director. The Company provides continuing education for its directors as such need arises and encourages open discussion at all meetings which format encourages learning by the directors.

7. Ethical Business Conduct - The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance objectives and goals.

In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board has not adopted a Code of Business Conduct and Ethics.

8. Nomination of Directors – The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President of the Company. The Board monitors but does not formally assess the performance of individual Board members or committee members on their contributions.

9. Compensation – The Board has established a Compensation Committee consisting of David McCue, Peter Mordaunt and Gary McDonald. Compensation recommendations are made by the Compensation Committee and reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Compensation Committee feels are similarly placed within the same business of the Company. The recommendations of the Compensation Committee are then presented to the Board for approval.

10. Other Board Committees – Other than the Audit Committee and the Compensation Committee, the Company does not have any other Board committees.

11. Assessments – The Board annually reviews its own performance and effectiveness as well as reviews annually the Audit Committee Charter and recommends revisions to the Board

as necessary. Neither the Company nor the Board has determined formal means or methods to regularly assess the Board, its committees or the individual directors with respect to their effectiveness and contributions. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of an individual director are informally monitored by the other Board members, having in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

The Board feels that its corporate governance practices are appropriate and effective for the Company, given its relatively small size and limited operations. The Board's method of corporate governance allows for the Company to operate efficiently, with simple checks and balances that control and monitor management and corporate functions without excessive administrative burden.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

The Company's audit committee is governed by an audit committee charter, the text of which is attached as Schedule "A' to this Information Circular.

The Company's audit committee is comprised of three directors, Peter Mordaunt, Gary McDonald and Steven Brunelle. As defined in MI 52-110, Gary McDonald is not "independent" and Peter Mordaunt and Steven Brunelle are "independent". Also as defined in MI 52-110, all of the audit committee members are "financially literate".

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110; the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non–audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional

services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
September 30, 2007	$35,000.00	$525.00	$4,100.00 (1)	Nil
September 30, 2006	$26,800.00	$429.00	$3,550.00(1)	Nil

(1) Fees related to the preparation of the Company's T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

APPOINTMENT OF AUDITOR

It has been proposed that Davidson & Company, Chartered Accountants, of 1200 – 609 Granville Street, Vancouver, British Columbia, V7Y 1G6 be appointed as Auditor of the Company for the ensuing year at a remuneration to be fixed by the Directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon" and as follows:

During the year ended September 30, 2007, the Company entered into the following transactions with related parties:

1. Paid or accrued corporate administration fees of $20,506 to Susan Tessman, Corporate Secretary of the Company;

2. Paid or accrued management fees of $133,681 to Peter Tallman, President of the Company;

3. Paid or accrued geological consulting fees of $139,004 to a company controlled by Kerry Sparkes, Vice President Exploration, of the Company; and

4. Paid or accrued geological consulting fees of $12,153 to Peter Tallman, which have been included in deferred exploration costs.

Included in accounts payable is $41,316 owing to directors, officers and/ or companies with directors and officers in common.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan

At the meeting, shareholders will be asked to pass a resolution concerning the approval of the Company's existing rolling stock option plan (the "Plan").

Management of the Company considers it desirable and in the best interests of the Company to continue the Plan for the granting of future stock options to directors, officers, employees and consultants. The Plan was initially approved at the Annual General Meeting of the Company held on January 14, 2003 and the policies of the TSX Venture Exchange (the "TSX-V") require the shareholders of the Company to re-approve the Plan yearly.

The policies of the TSX-V also provide that, where a stock option plan, together with any other share compensation arrangements, could result, at any time, in the number of shares reserved for issuance pursuant to the plan exceeding 10% of the outstanding issue or the issuance within a one-year period of a number of shares exceeding 10% of the outstanding issue, approval of the Plan by the Company's shareholders is required.

The policies of the TSX-V further provide that, if a stock option plan, together with any other share compensation arrangements, could result, at any time, in the:

(a) number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

(b) issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

(c) issuance to any one insider and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the outstanding issue;

then the stock option plan must be approved by a majority of the votes cast by disinterested shareholders, being votes cast by shareholders voting at the meeting, excluding votes attached to shares beneficially owned by insiders who hold options and their associates. As the Plan is limited to the reservation of a maximum of 10% of the issued and outstanding shares of the Company, approval by disinterested shareholders is not required.

Accordingly, the shareholders of the Company will be asked at the meeting to pass an Ordinary Resolution, the text of which will be substantially in the form as follows:

> "**BE IT RESOLVED** that the Company's Stock Option Plan as established prior to this Meeting be re-approved and that the Board of Directors of the Company be authorized in their absolute discretion to administer the Stock Option Plan in accordance with its terms and conditions. The maximum number of common shares of the Company reserved for issuance under the Company's Stock Option Plan shall be 10% of the issued and outstanding shares of the Company."

MANAGEMENT IS NOT AWARE OF ANY OTHER MATTER TO COME BEFORE THE MEETING OTHER THAN AS SET FORTH IN THE NOTICE OF MEETING. IF ANY OTHER MATTER PROPERLY COMES BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT APPOINTEES TO VOTE THE SHARES REPRESENTED BY THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR ON ANY BALLOT THAT MAY BE CALLED FOR IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTER.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found at www.sedar.com. A copy of the following documents may be obtained, without charge, upon request to the Chief Executive Officer of the Company at #2300 – 1066 West Hastings Street, Vancouver, British Columbia V6E 3X2, telephone: (604) 688-1508, facsimile: (604) 601-8253:

(a) the comparative financial statements of the Company for the financial year ended September 30, 2007 together with the accompanying report of the auditor thereon and related Management Discussion and Analysis and any interim financial statements of the Company for periods subsequent to September 30, 2007 and related Management Discussion and Analysis; and

(b) this Information Circular.

BOARD APPROVAL

The content and sending of this Information Circular has been approved by the Company's Board of Directors. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES

THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Dated this 8th day of January, 2008.

**BY ORDER OF THE BOARD OF DIRECTORS
OF MESSINA MINERALS INC.**

"*Peter Tallman*"

Peter Tallman
President

SCHEDULE "A"

CHARTER
OF THE
AUDIT COMMITTEE
OF THE
BOARD OF DIRECTORS
OF
MESSINA MINERALS INC.

Audit Committee
Of the
Board of Directors ("Board")

of

MESSINA MINERALS INC.
(the "Company")

THE AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITEE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of the Company is to provide an open avenue of communication between management, the Company's independent auditor, and the Board and to assist the Board in its oversight of:

- the integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;
- the Company's compliance with legal and regulatory requirements related to financial reporting; and
- the independence and performance of the Company's independent auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company's articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirements, the Committee may determine its own procedures.

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor's responsibility is to audit the Company's financial statements and provide its opinion, based on its audit conducted in accordance with the generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operation and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1. Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2. Review the appointments of the Company's Chief Financial Officer and any other key financial executive involved in the financial reporting process.

3. Review with management and the independent auditor the adequacy and effectiveness of the Company's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4. Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5. Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6. Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7. Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor's judgment about the quality and appropriateness of the Company's accounting policies. This review may include discussions with the independent auditor without the presence of management.

8. Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9. Pre-approve all non-audit services to be provided to the Company by the independent auditor.

10. Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.

11. Establish and review the Company's procedures for the:

- receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

- confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12. Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13. Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the *Business Corporations Act* (British Columbia) and the articles of the Company.

United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.

Dear Shareholders:

Messina Minerals Inc. achieved a significant milestone in 2007 - the first estimate of over 2 million tonnes of zinc-lead-copper-silver-gold NI43-101 compliant mineral resources within our Newfoundland properties at Boomerang. These resources contain over 300 million pounds of zinc, 130 million pounds of lead, 20 million pounds of copper, nearly 7 million ounces of silver and 100,000 ounces of gold.

Work is underway to increase our mineral resources. Two areas were targeted during 2007 to increase the confidence in continuity and grade of the mineralization and to permit estimates of mineral resources at Tulks East B Zone and Long Lake Main Zone. B Zone drilling is complete; Main Zone drilling in December intersected encouraging thicknesses of zinc-lead-copper-silver-gold mineralization that require follow-up testing beginning in January 2008.

In December 2007, Messina completed a geophysical survey using new technology in the vicinity of the Boomerang mineral resources. The results of this survey will not become known until late January, however the geological model for Boomerang hints that more mineralization is to be found there.

Messina remains committed to the potential within eastern Canada for development of volcanogenic massive sulphide ("VMS") deposits containing zinc-lead-copper-silver-gold. The geological region, extending in Canada through Newfoundland, Nova Scotia and New Brunswick is recognized for its significant base metal resources and is ripe for discovery using modern and systematic exploration techniques that have succeeded in other areas.

Large past producers of zinc-lead-copper-silver-gold of this type include locations at Buchans, Daniel's Harbour and others in Newfoundland, and Brunswick 6, Heath Steele and others in New Brunswick. Current production is underway at Duck Pond in Newfoundland; Brunswick 12, Caribou and Restigouche in New Brunswick. These all demonstrate the significant potential for economic deposits within the region. The aphorism "the best place to find a new mine is within sight of an existing mine" remains true.

Eastern Canada also has numerous operational advantages including a developed mining and refining infrastructure, excellent transportation and shipping networks, an experienced and well trained local work force, and is subject to the stability of Canadian – compared to international – government legislation and jurisdiction.

The increase in world demand for metals that has resulted from strong economic growth in China and India among others is well known. This has resulted in high prices for zinc, lead, copper and other commodities and depleted metal inventories.

Higher metal prices have created the opportunity for companies like Messina to grasp. Messina is exploring in a region with known potential for the discovery of base metal resources, in a region with excellent infrastructure and government support, and at a time when the world's increasing demand for base metals is expected to continue.

2300 - 1066 West Hastings Street Vancouver, BC V6E 3X2
Telephone (604) 688-1508 • Fax (604) 601-8253
Website: www.messinaminerals.com

With anticipated strong metal prices to drive growth in our exploration business, a strengthening asset base through anticipated expansion of our mineral resources as well as identification of new 'blue sky' discovery targets, and excellent opportunities for acquisition of advanced exploration properties, we will continue to look for opportunities to improve and advance the company and look forward to the new year with considerable optimism.

The Company's fiscal 2007 Annual Report as well as additional information can be found by visiting the Company's website at www.messinaminerals.com and by viewing regulatory filings on SEDAR at www.sedar.com.

"signed"

Peter Tallman, President & CEO
Vancouver, British Columbia

January 11, 2008

2300 - 1066 West Hastings Street Vancouver, BC V6E 3X2
Telephone (604) 688-1508 • Fax (604) 601-8253
Website: www.messinaminerals.com

REQUEST FOR ANNUAL FINANCIAL STATEMENTS AND MD&A AND/OR INTERIM FINANCIAL STATEMENTS AND MD&A

United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.

TO: **MESSINA MINERALS INC.** (the "Company")
(CUSIP No. 590815106)

In accordance with National Instrument No. 51-102 of the Canadian Securities Administrators, registered and non-registered (beneficial) shareholders may request annually to receive annual financial statements and the related management's discussion and analysis ("MD&A") and interim financial statements and the related MD&A of the Company for the current financial year. If you wish to receive such material, please complete and return this form to the registrar and transfer agent for the Company:

Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Attention: Stock Transfer Department

If you do not make the request below, you will not be sent the Company's Annual Financial Statements and related MD&A for the current financial year or the Company's Interim Financial Statements and related MD&A for the current financial year. These documents may be found on SEDAR at www.sedar.com and on the Company's website at http://www.messinaminerals.com.

I certify that I am a registered/non-registered owner of common shares of the Company'and request that I be placed on the Company's Mailing List in order to receive [Check one or both to effect the request]:

☐ the Company's Annual Financial Statements and related MD&A

☐ the Company's Interim Financial Statements and related MD&A

DATED: ________________________, 200___.

____
Signature

____
Name of Registered/Non-Registered Shareholder - please print

____
Address

____
Postal Code

____
Fax Number

____
Name and title of person signing if different from name above.

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the above selected Financial Statements and related MD&A, if delivery by electronic means is allowed by applicable regulatory rules and policies.

____
E-mail address (optional)

MESSINA MINERALS INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on February 26, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every registered holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the Management Appointees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly; however, if such a choice is not specified in respect of any matter to be acted on, this proxy will be voted in respect of such matter as recommended by Management.**
6. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
7. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 pm, Pacific Time, on February 22, 2008.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | *HOLDER ACCOUNT NUMBER* | *ACCESS NUMBER*

10DE07057.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned Registered Shareholder of Messina Minerals Inc. (the "Company") hereby appoints: Peter Tallman, or failing this person, John Pallot,

OR

Print the name of the person you are appointing if this person is someone other than the Management Appointees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Messina Minerals Inc. to be held at #2300-1066 W. Hastings St., Vancouver, B.C. on February 26, 2008 at 2:00 p.m. (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Set Number of Directors

To set the number of directors at seven (7).

For ☐ Against ☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Steven Brunelle	☐	☐	02. David McCue	☐	☐	03. Gary McDonald	☐	☐
04. Peter Mordaunt	☐	☐	05. John Pallot	☐	☐	06. Peter Tallman	☐	☐
07. Gordon Ulrich	☐	☐						

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3. Appointment of Auditors

Appointment of Davidson & Company as Auditors of the Corporation for the ensuing year.

For ☐ Withhold ☐

4. Stock Option Plan

To approve the renewal of the Company's Stock Option Plan.

For ☐ Against ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

0 3 4 5 4 1 A R 0 M G O Q

END